October 4, 2005
BY EDGAR
Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	JCM Partners, LLC
Form 10-K for the year December 31, 2004
File No. 0-32653
Dear Mr. Jacobs:
The following is provided on behalf of JCM Partners, LLC (the “Company”) in response to the Staff’s comment letter dated August 25, 2005. To facilitate your review, we have set forth the Staff’s comment followed by the Company’s response thereto.
Comment 1: “We have read your response to prior comment 1. We note that the Class 1 and Class 2 Units are classified as “Redeemable Units” and you have not presented a total of permanent equity and Redeemable Units. However, in order to add transparency to your disclosure, please confirm to us that you will revise your future filings to classify the Class 1 and Class 2 Redeemable Units in a category separate from liabilities, members’ units and retained earnings.”
Following is our response:
In future filings, we will classify the Class 1 and Class 2 Redeemable Units in a category separate from liabilities, members’ units and retained earnings.
Comment 2: “Pursuant to our previous comment, we note that since the Board of Managers would first have to approve a change of control transaction before the holders of Series B Preferred Units would be able to exercise their put rights, you believe that the Series B Preferred Units are not redeemable at the option of the holder. However, pursuant to EITF D-98, any provision that requires approval by the Board of Managers cannot be assumed to be within your control. In light of the beneficial ownership of your Series B Preferred Units disclosed in your Definitive Proxy Statement filed May 2, 2005, please advise us how you considered whether the beneficial owners who are also members of your Board of Managers control a majority of the votes on the Board of Managers through direct representation or through other rights. In that regard, please clarify whether any triggering event outside of your control could result in the Series B Preferred Units holders controlling the Board of Managers.”
Following is our consideration of the applicable accounting standards:
The Company has considered the guidance set forth in EITF D-98 and has concluded that the Series B Preferred Units are properly classified on the balance sheet. In reaching its conclusion, the Company specifically considered all of the relevant facts and circumstances, including whether any triggering events outside of the Company’s control could result in the holders of Series B Preferred Units controlling the Board of Managers. The Company evaluated the following factors:
•	As of August 15, 2005, the Company had a total of 68,209,955 Units outstanding held by members. Those Units consisted of: 14,096,602 Class 1 Units, 15,044,129 Class 2 Units, 31,926,224 Class 3 Units, and 7,143,000 Series B Preferred Units. In addition, the Company’s wholly-owned subsidiary, JCM Properties, LLC (“JCM Properties”), held a total of 29,085,196 Class 1, Class 2, and Class 3 Units. JCM Properties does not hold any Series B Preferred Units. (See June 30, 2005 Form 10-Q.)

•	Under the Certificate of Designations, the Series B Preferred Units are not entitled to separately elect members to the Board of Managers. Holders of Series B Preferred Units vote together with the Class 1, Class 2, and Class 3 Units for the election of members of the Board of Managers under Section 2.3 of the Company’s Operating Agreement. Cumulative voting is available for the election of members of the Board of Managers upon the request of any member under Section 2.3.6 of the Operating Agreement.

•	Holders of Series B Preferred Units have only 10.5% of the total voting power held by members. Moreover, JCM Properties votes its Class 1, Class 2, and Class 3 Units proportionately with those Units voted by members, except in the election of Managers. JCM Properties does not vote its Units in the election of Managers. (Section 2.3.5 of the Operating Agreement)
Messrs. Deppe and Vanni and Ms. Ing are the only beneficial owners of Series B Preferred Units who are members of the Board of Managers (the “Series B Manager Holders”). Mr. Vanni and Ms. Ing are spouses, and the reported ownership reflects shared ownership of the Series B Preferred Units. Accordingly, members of the Board of Managers only own 1,857,000 Series B Preferred Units — representing less than 3% of the total voting power held by all members. The Series B Manager Holders also own a total of 2,831,300 Units of other classes for a total of 4,688,300 Units and Preferred Units — representing less than 7% of the total voting power held by all members.

The Series B Manager Holders collectively control three of the nine votes on the Board of Managers through their positions on the Board of Managers. The Series B Manager Holders do not have any other rights to control any of the other six votes on the Board of Managers.
In addition, as discussed in our August 19, 2005 response, due to a provision in our bylaws, no person can become the beneficial owner of more than 10% of the Company’s Units and Preferred Units without the consent of the Board of Managers. Accordingly, we believe that the six non-Series B Manager Holders on the Company’s Board of Managers can prevent the Series B Manager Holders from engaging in any transaction that would cause the Series B Manager Holders to control the Board of Managers.
The Company believes that no other triggering events could result in Series B holders gaining control of the Company.
In light of the foregoing, the Company does not believe that the holders of the Series B Preferred Units “control a majority of the votes of the Board of Managers through direct representation on the Board of Managers or through other rights.” Accordingly, the Series B Preferred Units are appropriately classified as permanent equity within the guidance in EITF D-98.
Comment 3: “We have reviewed your response to prior comment 2 and it remains unclear whether you considered EITF 03-6 in your response, especially as it relates to paragraph 21. In light of this guidance, please tell us the impact utilizing the two-class method would have on basic earnings per share for each annual and interim period. Finally, please revise your statements of operations if the impact is material or explain how you evaluated the materiality quantitatively and qualitatively if you do not revise.”
Following is our response:
Paragraph 8 of EITF Issue No. 03-6 defines a participating security “...as a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not”. Given that broad definition, Class 1, Class 2 and Class 3 Units could be deemed to fall within that definition. Paragraph 21 states “...that convertible participating securities should be included in the computation of basic earnings per share using the two-class method”. Paragraph 22 further states “...that all securities that meet the definition of a participating security...irrespective of whether the securities are convertible... should be included in the computation of basic earnings per share using the two-class method”. The Company will use the two-class method in computation of basic earnings per unit for the Series B Preferred, Class 1, Class 2 and Class 3 Units in future filings.
The Company does not believe that the impact of applying the two-class method (as interpreted in EITF Issue No. 03-6, paragraphs 21 and 22) to its previously reported earnings per Unit is material. The amounts computed using the two-class method were within $0.005 of the amounts reported for all classes of units, representing less than a $0.01 per Unit difference from the previously reported amounts. In addition to its quantitative insignificance, the Company does not believe that there are qualitative factors, such as those set forth in Staff Accounting Bulletin 99, that otherwise would render the difference material. Accordingly, the Company respectfully requests that the staff permit it to apply the two-class method in future filings.
* * * * *
The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
The Company believes that the information included herein is responsive to the Staff’s comments. The Company would appreciate receiving any further comments at the Staff’s earliest convenience. If the Company can be of assistance in facilitating the Staff’s review, please contact the undersigned.

Sincerely, /s/ Cornelius Stam Cornelius Stam Chief Financial Officer

cc: Rachel Zablow, SEC Staff Accountant

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